Mail Stop 4561

March 5, 2008

Robert Zysblat, President
Propalms, Inc.
The Maltings Castlegate, Unit 7
Malton, N. Yorkshire
United Kingdom Y017 7DP

      Re: Amendment No. 2 to Form 10-12G/A
             Filed February 8, 2008
             File No. 000-52980

Dear Mr. Zysblat:

      We have completed our review of the above referenced registration statement and have no further comments at this time.

              Sincerely,

              Mark P. Shuman
              Branch Chief - Legal

cc: Via Facsimile: (407) 328-9703
       Mark Murphy